Intelligent Buying, Inc.

260 Santa Ana Court

Sunnyvale, CA 94085.

Tel. (408) 744-1001

October 25, 2006

By EDGAR Transmission and by Hand Delivery

Peggy Fisher

Assistant Director

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Intelligent Buying, Inc.
Amendment No. 3 to Registration Statement on
Form SB-2
Filed April 17, 2006 File No. 333-133327

Ladies and Gentlemen:

On behalf of Intelligent Buying, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated August 18, 2006, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

General

1. You currently are not subject to the filing requirements of the Securities Exchange Act of 1934 and should not file annual, quarterly, and other required reports until you become subject to those requirements, which will occur when our review of this Form SB-2 is complete and the registration statement is declared effective.

COMPANY RESPONSE.  Comment No. 1 is acknowledged.

Prospectus Summary, page 1

2.

Disclose in the first paragraph that the 2.5 million preferred shares are convertible into 5 million shares of common stock.

U.S. Securities and Exchange Commission

October 25, 2006

COMPANY RESPONSE.  This disclosure has been added.

Where you can find more information, Page 9

3.

Please refer to prior comment 8. Please revise the third paragraph of this section to reflect the current address of the Securities and Exchange Commission.

COMPANY RESPONSE.  The corrected address has been inserted.

Cautionary Note, page 10

4.

Delete references to Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934 because they do not apply to initial public offerings.

COMPANY RESPONSE.  The references have been deleted.

Selling Security Holders, page 11

5.

Please refer to prior comment 10. Please revise footnote 1 to clarify the relationship between Sophia Malobrodsky and Eugene Malobrodsky.

COMPANY RESPONSE.  Language has been added to clarify that the relationship between Sophia Malobrodsky and Eugene Malobrodsky is mother and son.

Directors and Executive Officers, Promoters and Control Persons, page 16

6.

Please provide us with support that AnchorFree Wireless is one of the nation's largest Free Wi-Fi networks.

COMPANY RESPONSE.  The reference to “…one of the nation’s largest Wi-Fi networks” in the biographies of David Gorodyansky and Eugene Malobrodsky have been omitted and replaced with the language “…which operates Wi-Fi networks in San Francisco and Palo Alto, California.”

7.

Disclose the number of working hours per week that Messrs. Malobrodsky and Gorodyansky are able to devote to the business of Intelligent Buying.

COMPANY RESPONSE.  A disclosure has been added to describe the approximate number of hours that Messrs. Malobrodsky and Gorodyansky devote to the business of Intelligent Buying, Inc.

Description of Business. page 23

8.

Please refer to prior comment 5. Please expand the third paragraph of this section to quantify the amount of revenues attributable to those products manufactured by the five companies listed. Also, clarify that some of these companies are your competitors.

U.S. Securities and Exchange Commission

October 25, 2006

COMPANY RESPONSE.  The reference to the five companies has been omitted.  We have added a disclosure that the manufacturers of equipment sold by the Company may also be competitors for the same buyers.

9.

Your website does not appear to be functioning. Please advise.

COMPANY RESPONSE.  We have deleted the reference to the website and on-line auctions of equipment.

Management's Discussion and Analysis or Plan of Operation, page 25

10.

 Please refer to prior comment 3. You disclose in the first paragraph of this section that your products range from laptop computers to million-dollar servers. Reconcile this disclosure with the disclosure of inventory on page F-2 and revenues on page F-3.

COMPANY RESPONSE.  We have deleted the reference to our products ranging “…from laptop computers to million-dollar servers.

Liquidity. page 28

11.

Please revise to clarify why your results of operations for the quarter ended March 31, 2006 and the year ended December 31, 2005 are not consistent with the fifth element of your strategy.

COMPANY RESPONSE.  We revised the language of the fifth element of the strategy to delete the word “maintaining” and use the term “reduce” general and administrative expenses to 15-20% of sales revenues.

Results of Operations for Comparative 3-Month Periods Ended March 31, 2006 and March 31, 2005, page 30

12.

Please discuss in greater detail the "sharing of certain expenses," such as what kind of expenses, the amount of shares expenses and whether you have a written agreement relate to such shared expenses. Also, file the written agreement as an exhibit.

COMPANY RESPONSE.  There is no written agreement with respect to any “sharing of expenses”.  Specifically, the Company has utilized office space, accounting support, data systems and administrative support provided by Anchorfree Wireless, Inc. at no expense to the Company.  The Company has also reduced expenditures related to sales due to a lack of working capital.  We have revised our disclosures with respect to both the periods ended December 31, 2005 and June 30, 2006 to reflect this.

U.S. Securities and Exchange Commission

October 25, 2006

13.

Please expand the appropriate section to discuss the material terms of the agreement with Altitude Group LLC and the type of services performed.

COMPANY RESPONSE.  We have incorporated the principal terms of the agreement with Altitude Group, LLC together with a description of services in the “Certain Transactions” section in Item 19.  We have previously attached a copy of the entire agreement as Exhibit 10.1.

Description of Business

14.

We note that you had $279,103 in sales last year. Expand to discuss the number of customers you have and whether any accounted for more than 10% of sales. Also explain how you the purchase of inventory in order to effectuate these sales.

COMPANY RESPONSE.  We have amended our disclosure with respect to the Results of Operations for Comparative Years Ended December 31, 2005 and December 31, 2004 to state that during the year ended December 31, 2005 the Company had approximately 49 customers.  2 of these customers accounted individually for more than 10% of total sales.

Certain Transactions, page 33

15.

 Disclose the relationship between Ilya Perlov and the registrant.

COMPANY RESPONSE.  We have disclosed that Ilya Perlov is an employee of the Company.

General

16.

Please refer to prior comment 19. The financial statements and related disclosure should be updated as necessary to comply with Item 310(g) of Regulation S-B at the effective date.  In this regard, please note that you must update to include your interim period ended June 30, 2006 in your amended filing.

COMPANY RESPONSE.  We have updated the interim financials to show results through June 30, 2006.

Financial Statements for period ended December 31, 2005 (audited)

Index

17.

We presume that the caption, "Balance Sheets at December 31, 2005 and December 31, 2005" is an error. Please revise to correct.

COMPANY RESPONSE.  We have corrected the caption to read “Balance Sheets at December 31, 2005 and December 31, 2004”.

U.S. Securities and Exchange Commission

October 25, 2006

Revenue Recognition, page F-6

18.

Please refer to prior comment 28. We note in your response that your sales are not "subject to...any special rights or exchange privileges." Reconcile this comment with your revised disclosure which states, "the company reduces revenue for estimated customer returns, rotations and sales rebates." Tell us more about these returns, rotations and sales rebates and explain how you estimate at the time of shipment. Also, discuss the frequency and estimate the dollar amounts in your response.

COMPANY RESPONSE.  Pursuant to the disclosure, the Company would reduce revenue for returns, rotations and sales rebates, if they existed.  As of the date of all financial statements, the Company has not experienced such reductions as all sales have been final.

Inventories, page F-8

19.

Please refer to prior comment 30. With respect to the valuation allowance, confirm that inventory impairment charges establish a new cost basis for inventory and that charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Refer to SAB Topic 5-BB. If material, quantify the amount of impairment charges in the periods presented.

COMPANY RESPONSE.  If an inventory valuation allowance were required, all inventory components would reflect a revised cost basis to include such allowance.  No further adjustments are made to the revised cost if the increased carrying values are determined to be recoverable.  These amounts have been immaterial in all financial statements presented in the registration statement.

Note 4. Notes Payable — Other, page F-8

20.

Please refer to prior comment 31. We do not see where the description of these notes has been revised on the face of the balance sheet in response to our comment. Please revise. Also, please tell us the nature of the amount "due to related party" included in current liabilities on your balance sheet. Revise to provide the related party disclosures required by SFAS 57, as previously requested.

COMPANY RESPONSE.  The description on the face of the Balance Sheet has been revised to indicate “Notes Payable—Related Party”.  The “due to related party” amounts represents sums due to the Company in the ordinary course of business resulting from purchases and operating expenses charged to certain shareholders’ credit cards.  Based upon the guidelines set forth in SFAS 57, these items have been determined to be immaterial and were incurred in the ordinary course of business.

U.S. Securities and Exchange Commission

October 25, 2006

Note 8. Going Concern, page F-10

21.

Revise the note to clearly state that there is "substantial doubt" about the company's ability to continue as a going concern. Going concern disclosures must use the words "substantial doubt."

COMPANY RESPONSE.  The language has been revised to clearly state “substantial doubt”.

Financial Statements for period ended March 31, 2006 (unaudited)

OVERALL COMMENT.  We have responded to each of the comments related to the March 31, 2006 financial statement, notwithstanding the fact that the amended registration statement includes financial statements for the period ended June 30, 2006 in lieu of the March 31, 2006 statements.

Balance Sheet, page F-12

22.

Please provide a roll-forward of your stockholders' equity account from December 31, 2005 to March 31, 2006. We may have additional comments after reviewing your response.

COMPANY RESPONSE.  We have included a Statement of Stockholders’ Equity as of June 30, 2006

23.

Please revise to disclose how you increased the number of authorized shares of common stock from 25,000 to 50,000,000 from December 31, 2005 to March 31, 2006. Also explain how the par value of your stock went from no par value to $.001 par value.

COMPANY RESPONSE.  The Company’s Certificate of Amendment of Articles of Incorporation filed with the California Secretary of State amended Sec. IV of the Company’s Articles of Incorporation to increase the authorized shares of Common Stock to 50,000,000 shares and changed the par value of such shares to $0.001.  A copy of the Amendment was included in Exhibit 4.1 with the original Form SB-2 filed with the Commission.

24.

We note you issued 500,000 shares of preferred stock to Lionheart Associates, LLC on March 31, 2006. Please explain your accounting for this transaction and the subsequent rescission on May 15, 2006. We may have additional comments after reviewing your response.

COMPANY RESPONSE.  In view of the fact that this transaction was rescinded prior to the publication of the March 31, 2006 financial statements, and the fact that the shares were never physically issued, we determined it appropriate not to include these shares in the March 31, 2006 financial statements.  The amended registration statement does not include interim financials for the period ended March 31, 2006.

U.S. Securities and Exchange Commission

October 25, 2006

Statements of Operations, page F-13

25.

We noted the following errors in your interim financial statements for the period ended March 31, 2006 and March 31, 2005. Please revise as necessary and ensure your financial statements agree with your MD&A and other disclosures throughout the document.

•

Your total opening expense for the three months ended March 31, 2006 appears to be $161,001, not $61,001.

•

Your net loss for the three months ended March 31, 2005 appears to be $16,646, not $16,346.

•

Your net loss per share-basic and diluted for the three months ended March 31, 2005 appears to be incorrect.

COMPANY RESPONSE.  The amended registration statement includes financials for the period ended June 30, 2006 in lieu of previously presented financials for the period ended March 31, 2006 and these items have been corrected.

Statement of Cash Flows, page F-14

26.

The beginning cash and cash equivalent for the period March 31, 2006 and March 31, 2005 does not appear correct. Please revise or advise.

COMPANY RESPONSE.  These amounts have been corrected for the June 30, 2006 financials statements included in the amended registration statement.

Note 1. Significant Accounting Policies, page F-15  Business Description

27.

Please clarify the date of incorporation. Your date of March 24, 2004 is not consistent with other dates provided in the document.

COMPANY RESPONSE.  We have revised the disclosure in the June 30, 2006 financials to show the correct date of incorporation—March 22, 2004.

Other

 28.  It appears that you are missing Note 2. Notes Payable — Others and Note 3. Stockholders' Deficiency, that were included in your Form 10-QSB for the period ended March 31, 2006, but not in your Form SB-2. Revise or advise.

U.S. Securities and Exchange Commission

October 25, 2006

COMPANY RESPONSE.  We have included these notes in the notes to the June 30, 2006 financials.

29.

 In this regard, please revise to disclose the liquidation preference of your preferred stock on the face of the balance sheet.

COMPANY RESPONSE.  The preferred stock is clearly designated as “Preferred Stock” on the face of the balance sheet.  We are unaware of any requirement to also disclose the specific preferences applicable to such preferred stock on the face of the balance sheet.  All of such preferences are disclosed in the Certificate of Determination for Series A Convertible Preferred Stock which is attached as Exhibit 4.2 to the registration statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

INTELLIGENT BUYING, INC.

By:

/s/ Eugene Malobrodsky

Eugene Malobrodsky

Chief Executive Officer.